Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-258821

ARES PRIVATE MARKETS FUND

Supplement dated May 30, 2023
to the Prospectus and Statement of Additional Information
for Class A, Class D and Class I Shares dated April 1, 2022,

as supplemented to date

This supplement contains information that amends, supplements or modifies certain information contained in the Prospectus and Statement of Additional Information ("SAI") of Ares Private Markets Fund (the "Fund") dated April 1, 2022, as supplemented to date. This supplement is part of, and should be read in conjunction with, the Prospectus and SAI. The Prospectus and SAI have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling 1-866-324-7348. Capitalized terms used in this supplement have the same meanings as in the Prospectus and SAI, as applicable, unless otherwise stated herein.

Effective as of May 25, 2023, the following changes are made to the Prospectus and SAI:

The first paragraph of the section entitled "Landmark Partners and Ares Platform" in the Prospectus is deleted in its entirety and replaced with the following:

In June 2021, Ares completed the acquisition of Landmark Partners, LLC (collectively with its subsidiaries, "Landmark"), which now operates as the Ares Secondaries Group. The Ares Secondaries Group is chaired by Francisco Borges. References to "Landmark Partners" in this Prospectus include the Landmark business and team that now operates as the Ares Secondaries Group.

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The section entitled "Management of the Fund—Primary Portfolio Managers and Investment Committee" in the Prospectus is deleted in its entirety and replaced with the following:

The personnel of the Adviser who have primary responsibility for management of the Fund are Francisco Borges and Barry Miller. The Fund's primary portfolio managers, along with other members of Ares Secondaries Group's private equity team, serve on the Investment Committee of the Adviser responsible for overseeing the Fund, which formulates investment guidelines for the Fund and approves all acquisitions, dispositions and financing decisions. The current members of that Investment Committee have an average of 26 years of investing and operating experience, across numerous investment cycles and have worked together for an average of 15 years.

Francisco Borges is a Partner and Chairman of the Ares Secondaries Group. Prior to the acquisition of Landmark Partners by Ares in 2021, Mr. Borges served as Chairman and Managing Partner of Landmark Partners, where he also was a member of the private equity, infrastructure and real estate investment committees. Prior to joining Landmark in 1999, Mr. Borges was a managing director of GE Capital's Financial Guaranty Insurance Company and capital markets subsidiaries, before which he was treasurer of the State of Connecticut, deputy mayor of the City of Hartford, and legal counsel for the Travelers Insurance Companies. Mr. Borges serves on a number of boards including The Knight Foundation, Hartford Healthcare Corporation, Millbrook School, Jefferies Financial Corp., Davis Selected Funds, and Assured Guaranty. Mr. Borges is a member of the Connecticut and New Jersey bars. He received a J.D. from the University of Connecticut - School of Law, and a B.A. from Trinity College in Hartford, Connecticut.

Barry Miller is a Partner in the Ares Secondaries Group. Prior to the acquisition of Landmark Partners by Ares in 2021, Mr. Miller was a Partner in Landmark Partners' private equity group, where he also served as a member of the private equity and infrastructure investment committees. Prior to joining Landmark in 2013, Mr. Miller was head of private equity at the New York City Retirement Systems ("NYCRS"), where he served on the limited partner advisory boards of more than 40 private equity funds. Earlier in his career, he was a partner at Pomona Capital where he focused on sourcing and executing secondary transactions and was a member of the Pomona Capital Investment Committee. Prior to joining Pomona, he was a senior investment manager at AXA Private Equity, where he was also head of the New York office and served on the Global Investment Committee. Mr. Miller currently serves on the Board of Directors for the Robert Toigo Foundation, an organization devoted to diversity in the investment management business, and is a member of the Tulane School of Liberal Arts Deans' Advisory Council. Mr. Miller previously served as a member of the Sponsors for Educational Opportunity Limited Partner Advisory Council. Mr. Miller received a B.A. from Tulane University.

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The following information is added to "Management of the Fund–Board of Trustees–Independent Trustees":

Name, Position(s) Held with Registrant and Year of Birth*	Length of Time Served	Principal Occupation During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee**	Other Directorships Held by Trustee During Past 5 Years
Independent Trustees

Lawrence M. Schloss (1954)	Since May 25, 2023	Senior Advisor, Marathon Asset Management, L.P. since 2018.	1	N/A

*	Each of the Independent Trustees serves on the Board's Audit and Nominating and Governance Committees.
**	"Fund Complex" comprises registered investment companies for which the Adviser or an affiliate of the Adviser serves as investment adviser.

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The section entitled "Management of the Fund–Executive Officers" is deleted in its entirety and replaced with the following:

Certain biographical and other information relating to the officers of the Fund who are not Trustees, is set forth below, including their ages, addresses, positions held, lengths of time served and their principal business occupations during the past five years.

Name, Position(s) held with Registrant, Year of Birth and Address*	Length of Time Served	Principal Occupation During Past 5 Years
Barry Miller Chief Executive Officer and President (1969)	Since August 11, 2022 and since May 25, 2023 respectively	Partner in the Ares Secondaries Group since 2021; Partner in the Landmark Partners Private Equity Group from 2013 to 2021.

Tina St. Pierre Chief Financial Officer, Principal Accounting Officer and Treasurer (1970)	Since inception	Partner in the Ares Secondaries Group since 2021 and Chief Operating Officer of the Ares Secondaries Group since 2023; Partner and the Chief Administrative Officer at Landmark Partners from 1995 to 2021.

Ian Fitzgerald Chief Legal Officer, General Counsel and Secretary (1975)	Since inception	Managing Director and Associate General Counsel (Credit) in the Ares Legal Group at Ares since 2010.

Lisa Morgan Chief Compliance Officer and Anti-Money Laundering Officer (1976)	Since inception	Managing Director and Head of Regulatory Compliance in the Ares Compliance Group at Ares since 2017; Chief Compliance Officer of Ares Capital Corporation and Ares Dynamic Credit Allocation fund since 2019. Chief Compliance Officer of CION Ares Diversified Credit Fund since 2021.

Scott Humber Vice President (1973)	Since inception	Partner in the Ares Secondaries Group since 2021; Partner in the Private Equity Group at Landmark Partners from 2003 to 2021.

Matthew Jill Vice President and Assistant Secretary (1978)	Since inception	Partner and General Counsel, Fund Formation in the Ares Legal Group at Ares since 2014.

Joel Kress Vice President (1972)	Since May 25, 2023	Managing Director in the Ares Secondaries Group since 2022; previously, Chief Operating Officer and Treasurer, Pomona Investment Fund from 2015-2022 and Senior Advisor to Diamond Ventures, LLC from 2013-2022.

Miriam Krieger Vice President (1976)	Since inception	Partner and Global Chief Compliance Officer, Global Anti-Money Laundering Officer and Global Anti-Corruption Officer; Joined Ares in 2010; Chief Compliance Officer of several entities affiliated with Ares or of investment funds managed by Ares and its affiliates.

Name, Position(s) held with Registrant, Year of Birth and Address*	Length of Time Served	Principal Occupation During Past 5 Years
Antoinette Lazarus Vice President (1963)	Since inception	Managing Director and Head of Secondaries Compliance in the Ares Compliance Group at Ares since 2021; Chief Compliance and Risk Officer at Landmark Partners from 2006 to 2021.

Peter Ogilvie Vice President (1984)	Since inception	Partner and Head of the Ares Corporate Strategy Group since 2007; Executive Vice President for Ares Acquisition Corporation, a special purpose acquisition company sponsored by Ares, since 2021.

Kathryn Regan Vice President (1977)	Since inception	Partner in the Ares Secondaries Group since 2021; Partner in the Landmark Partners Private Equity Group from 2019 to 2021; previously, Managing Director from 2017 to 2018.

Naseem Sagati Aghili Vice President and Assistant Secretary (1981)	Since inception	General Counsel and Secretary of Ares since 2020; Partner and Head of the Ares Legal Group; previously, Co-General Counsel, Deputy General Counsel and General Counsel of Private Equity since 2009.

Nathan Walton Vice President (1978)	Since May 25, 2023	Partner, Head of Private Equity Secondaries in the Ares Secondaries Group since 2023; previously, Partner, Ares Private Equity Group from 2006 to 2023.

Christina Oh Assistant Treasurer (1980)	Since May 25, 2023	Chief Financial Officer of Ares Secondaries Group since 2023. Partner, Chief Financial Officer, Infrastructure and Deputy Chief Financial Officer and Treasurer in the Ares Finance and Accounting Department since 2016.

*	The address of each officer is care of the Secretary of the Fund at 245 Park Avenue, 44th Floor, New York, New York 10167.

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The following information is added to "Management of the Fund-Biographical Information and Discussion of Experience and Qualifications of Trustees-Independent Trustees":

Independent Trustees

Lawrence Schloss. Mr. Schloss has served as a Senior Advisor at Marathon Asset Management, L.P. since 2018. Previously, he was the President of Angelo, Gordon & Co., L.P., a $26 billion alternative asset investment manager, from November 2013 to March 2016. Before joining Angelo, Gordon, Mr. Schloss was the New York City Deputy Comptroller for Asset Management and Chief Investment Officer for the $145 billion New York City Retirement Systems. As a representative of the New York City Comptroller, he was appointed a trustee of The Teachers' Retirement System of the City of New York, The New York City Employees' Retirement System, New York City Police Pension Fund and New York City Fire Pension Fund. In 2004, Mr. Schloss was Chairman, Chief Executive Officer and co-founder of Diamond Castle Holdings, a $1.8 billion middle market private equity firm. Prior to Diamond Castle, he was Global Head of CSFB Private Equity, where he was responsible for $32 billion of alternative assets under management, and a member of the Credit Suisse First Boston Executive Board. Mr. Schloss is the Vice Chairman of the New York Police & Fire Widows' and Children's Benefit Fund. He currently serves on the board of Girls Who Invest and, until 2022, served as a member of the Board of Trustees of Tulane University. Until early 2014, he served as a member of the Federal Reserve Bank of New York Investors Advisory Committee on Financial Markets. He received a B.A. from Tulane University and an M.B.A. from The Wharton School of the University of Pennsylvania.

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The section entitled "Management of the Fund—Other Accounts Managed by the Portfolio Managers" in the SAI is deleted in its entirety and replaced with the following:

The following table lists the number and types of accounts, other than the Fund, managed by the Fund's primary portfolio managers and assets under management in those accounts, as of March 31, 2023.

Type of Account	Number of Accounts Managed	Total Assets Managed	Number of Accounts Managed for which Advisory Fee is Performance- Based	Assets Managed for which Advisory Fee is Performance- Based
Francisco Borges
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	20	$21,706.9	17	$20,332.1
Other Accounts	38	$8,370.9	25	$5,369.2

Barry Miller
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	12	$13,420.0	9	$12,045.2
Other Accounts	28	$5,778.5	21	$4,052.8

Please retain this Supplement with your Prospectus and SAI.

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